Exhibit 99.12

PRESS RELEASE

The Board of Directors of Total Energies confirms
the relevance and progress of the Company’s strategy,
as the differentiated and profitably growing energy major

- The Board of Directors confirms the priority given to dividend growth through cycles and decides to adjust the pace of share buybacks to energy environment in order to face economic and geopolitical uncertainties and to retain room to maneuver.

- The Board of Directors approves the 2026 capital increase reserved for employees that will bring employee shareholding to more than 9% of the Company's share capital.

- The Board of Directors also approves the technical project to convert ADRs (American Depositary Receipts) listed on the New York Stock Exchange since 1991 into ordinary shares.

Paris, September 24, 2025 – During its annual strategic seminar held on September 23 & 24, 2025 and its meeting on September 24, 2025, the Board of Directors of TotalEnergies reviewed the Company's 2030 strategic outlook that will be presented to investors on September 29.

The Board of Directors confirmed the relevance of the Company’s profitable growth transition strategy that is anchored on two pillars: oil and gas, mainly LNG, and Integrated Power. The Board of Directors is pleased by the progress of multiple projects that will contribute to the Company’s overall energy production (oil, gas, electricity) growth objective of 4% per year through 2030, while reducing emissions from its operations. In this context, the Board of Directors is pleased with the award of the offshore wind project "Centre Manche 2" to TotalEnergies, as the operator, materializing the Company's transition strategy in France.

Thanks to a clear and disciplined investment framework, the update of which will be presented on September 29, alongside strong cash flow growth during 2025-2030, the Board of Directors confirmed its commitment to deliver an attractive shareholder return policy while preserving balance sheet strength.

The Board of Directors therefore confirmed the shareholder return policy of at least 40% of annual cash flow from operations through cycles and reaffirmed the dividend as a priority in a low cycle environment. TotalEnergies’ dividend has grown more than 20% over the last three years and it has not been cut in 40 years.

The Board of Directors also confirmed the priority given to preserving a strong balance sheet and retaining maneuverability by maintaining a gearing ratio below 20% in an uncertain economic and geopolitical environment. Therefore, the Board of Directors has decided to adjust the pace of share buybacks to hydrocarbon prices, refining and petrochemical margins and the $/€ exchange rate. Considering the current environment, the Board of Directors has authorized $1.5 billion of share buybacks in the fourth quarter 2025, resulting in $7.5 billion of share buybacks for the full year 2025. In addition, the Board of Directors has approved for 2026 share buyback guidance of between $0.75 billion and $1.5 billion per quarter for a Brent price between $60 and $70/b and an exchange rate around 1.20 $/€.

The Board of Directors also approved the terms for the 2026 capital increase reserved for employees. It was delighted by the strong participation of employees, with employee shareholding reaching 8.9% of Company’s share capital in 2025 - an increase of more than 50% over the past ten years - making it #1 in employee shareholding in Europe in terms of capitalization held.

Finally, the Board of Directors also approved the technical project to convert the ADRs (American Depositary Receipts) that have been listed on the New York Stock Exchange since 1991 into ordinary shares. This operation will have no impact on holders of ordinary shares listed on Euronext Paris, which will remain the introduction’s market for TotalEnergies shares.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies,” “TotalEnergies company,” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we,” “us,” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to (i) the financial condition, results of operations, business activities and strategy of TotalEnergies, (ii) the contemplated conversion of the American Depositary Receipts (ADR), including the termination of the ADR program in connection therewith and (iii) the contemplated listing of TotalEnergies’ ordinary shares on the New York Stock Exchange. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies. An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document. These statements may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto. The initial and continued listing of ordinary shares on the New York Stock Exchange, as well as the structure contemplated to support such listing, remain at the discretion of TotalEnergies’ management, subject to compliance with applicable law and the rules in force on the New York Stock Exchange, and the implementation and maintenance of the contemplated structure to support such listing. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The information on risk factors that could have a significant adverse effect on the financial results or activities of TotalEnergies is provided in the most recent version of the Universal Registration Document filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC).

Cautionary Note to U.S. Investors – U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.